FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl

jfmv@endesa.cl	Jacqueline Michael
jmc@endesa.cl

María Teresa Fuentealba
mtfd@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED JUNE 30, 2008

(Santiago, Chile, July 30, 2008) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30, 2008. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. June 2007 figures have been adjusted by the year-over-year CPI variation of 8.9% . The figures expressed in US Dollars for both periods were calculated based on the June 30, 2008 exchange rate of 526.05 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (EMGESA S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income in the first half of 2008 amounted to Ch$ 135,261 million, compared to the Ch$ 67,652 million reported in the same period of 2007. This result is explained by a 3.6% increase in operating income and a 56.3% improvement in the company’s non-operating result over the same period last year. Better non-operating results are explained by greater revenues and tariffs of our affiliate company Endesa Brasil, of the results of our affiliate company GasAtacama, and also due to a better result of the conversion to Chilean Generally Accepted Accounting Principles (GAAP) as required by the Chilean authorities, mainly reflecting the lower appreciation of the Colombian peso in the first half of 2008 compared to the same period of 2007, and also due to lower financial expenses.

Operating income in the first half of 2008 was Ch$ 313,401 million, an increase of 3.6% compared to the Ch$ 302,554 million reported in the same period of 2007. This better result is mainly due to a 5.8% increase in the consolidated operating income of our foreign subsidiaries. In Chile, however, operating income increased by 1.7% .

Endesa Chile’s consolidated Ebitda, or operating income plus depreciation and amortization, amounted to Ch$ 419,567 million as of June 30, 2008, a 3.5% increase over the same period of 2007. The Ebitda distribution per country is as follows: Chile, 51%; Colombia, 30.7%; Peru, 10% and Argentina, 8.3% . Since Endesa Chile does not consolidate Endesa Brasil, its Ebitda is not considered under this distribution; this investment in Brazil has shown positive results.

The most important events in the first half of 2008 were the following:

• In relation to electricity generation, the inauguration and start-up of the San Isidro II thermal plant which injects 353 MW into the SIC. This plant will reach a capacity of 377 MW as soon as it operates with LNG in 2009. The first stage in open cycle started operating in April 2007 and the combined-cycle phase started up on January 21, 2008, two months ahead of schedule.

• On March 19, the No.1 unit of the TalTal plant began its dual operation, permitting the injection of additional 120 MW to the SIC. This plant, although originally designed to operate with natural gas, may now also operate with diesel oil to meet the energy requirements of a non-interrupted and unrestricted supply service even under adverse conditions.

• The start up of commercial operations of the Ojos de Agua 9.5 MW mini-hydroelectric plant in the Maule region, which belongs to Endesa Eco and is registered as a CDM project, will enable it to trade around 20,870 tons of CO2 per year on the carbon bonds market.

• In June, Endesa Chile subscribed a 6 year-term US$400 million bank loan obtained on favorable financial terms, which, following the closing of June 30, 2008, permitted the refinancing of a yankee bond issued in 1998 for the same amount, which matured in July 15, 2008.

• The highest rating of AAA+ obtained for the Sustainability Report 2007 by the Global Reporting Initiative (GRI), a further demonstration of Endesa Chile’s commitment assumed to provide transparent information to all of its stakeholders. The United Nations Global Compact published this document in the “notable” category.

Consolidated revenues as of June 2008 were Ch$ 1,074,659 million, 25% higher than the Ch$ 859,530 million accounted in the first half of the previous year. Higher energy sales in Chile, Colombia and Argentina explain these results. In relation to our Peruvian subsidiary, even though physical sales grew, revenues were negatively affected by lower average prices in that country.

In the first half of 2008, consolidated physical sales amounted to 27,017 GWh, a 0.7% reduction compared to the same period of 2007, mainly due to a decrease in physical sales in Chile, which was consequence of the public and private campaigns regarding energy savings. In Argentina, physical sales dropped 10%, which reflects the lower hydrology. The latter was partially offset by an increase of physical sales of 9% in Colombia and 6% in Peru.

Consolidated operating expenses as of June 2008 were Ch$ 741,692 million, an increase of 38% over the first half of 2007. The greater use of liquid fuels for thermal generation in Chile, Argentina and Peru, together with their higher prices, largely explains this growth. Selling, general and administrative expenses declined by 5% to Ch$ 19,566 million in the first half of 2008, mainly explained by lower general expenses in Peru and Chile.

Consolidated electricity generation reached 24,674 GWh during the first half of 2008, compared to 25,236 GWh in the same period of 2007, a reduction of 2.2%, showing a dryer hydrological condition when compared to the same period last year.

Consolidated Income Statement (Chilean GAAP, Thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	1st Half 2007	1st Half 2008	Variance	Change

Operating Revenues	1,633,931	2,042,884	408,953	25.0%
Operating Expenses	(1,019,671)	(1,409,927)	(390,256)	(38.3%)

Gross Income	614,260	632,957	18,697	3.0%

SG&A	(39,116)	(37,193)	1,923	4.9%

Operating Income	575,144	595,763	20,619	3.6%

Net Financial Income (Expenses)	(171,060)	(150,254)	20,806	12.2%
Interest Income	18,262	18,306	44	0.2%
Interest Expense	(189,322)	(168,561)	20,762	11.0%
Net Income from Related Companies	27,129	82,856	55,727	205.4%
Equity Gains from Related Companies	34,521	84,315	49,794	144.2%
Equity Losses from Related Companies	(7,391)	(1,459)	5,933	80.3%
Net other Non Operating Income (Expense)	(137,944)	(42,194)	95,750	69.4%
Other Non Operating Income	23,261	53,565	30,303	130.3%
Other Non Operating Expenses	(161,205)	(95,758)	65,447	40.6%
Positive Goodwill Amortization	(907)	(1,017)	(110)	(12.1%)
Price Level Restatement	2,376	9,188	6,812	286.7%
Exchange differences	11,703	(15,931)	(27,634)	(236.1%)

Non Operating Income	(268,703)	(117,352)	151,351	56.3%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	306,441	478,412	171,971	56.1%

Income Tax	(134,702)	(146,732)	(12,030)	(8.9%)
Extraordinary Items	-	-	-
Minority Interest	(47,849)	(79,124)	(31,274)	(65.4%)
Negative Goodwill Amortization	4,714	4,570	(144)	(3.1%)

NET INCOME	128,604	257,126	128,522	99.9%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	1st Half 2007	1st Half 2008	Variance	Change

Operating Revenues	859,530	1,074,659	215,130	25.0%
Operating Expenses	(536,398)	(741,692)	(205,294)	(38.3%)

Gross Income	323,132	332,967	9,835	3.0%

SG&A	(20,577)	(19,566)	1,011	4.9%

Operating Income	302,554	313,401	10,847	3.6%

Net Financial Income (Expenses)	(89,986)	(79,041)	10,945	12.2%
Interest Income	9,607	9,630	23	0.2%
Interest Expense	(99,593)	(88,671)	10,922	11.0%
Net Income from Related Companies	14,271	43,587	29,315	205.4%
Equity Gains from Related Companies	18,160	44,354	26,194	144.2%
Equity Losses from Related Companies	(3,888)	(767)	3,121	80.3%
Net other Non Operating Income (Expense)	(72,565)	(22,196)	50,369	69.4%
Other Non Operating Income	12,237	28,178	15,941	130.3%
Other Non Operating Expenses	(84,802)	(50,374)	34,428	40.6%
Positive Goodwill Amortization	(477)	(535)	(58)	(12.1%)
Price Level Restatement	1,250	4,833	3,584	286.7%
Exchange differences	6,156	(8,381)	(14,537)	(236.1%)

Non Operating Income	(141,351)	(61,733)	79,618	56.3%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	161,203	251,668	90,465	56.1%

Income Tax	(70,860)	(77,188)	(6,328)	(8.9%)
Extraordinary Items	-	-	-
Minority Interest	(25,171)	(41,623)	(16,452)	(65.4%)
Negative Goodwill Amortization	2,480	2,404	(76)	(3.1%)

NET INCOME	67,652	135,261	67,609	99.9%

Main events during the period

Investments

Endesa Chile is actively developing and studying a series of projects, mainly in Chile and also in Colombia and Peru. The projects on which the Company is working in Chile will contribute with approximately 764 MW to the electricity grid in the period 2008-2010. In Peru, the investment in new capacity for the same period is estimated in 188 MW.

Reinforcing Endesa Chile’s commitment with sustainability and among the initiatives for the development of non-conventional renewable energy (NCRE) projects, the Company brought into commercial operation in December 2007 its 18.15 MW Canela wind farm. Endesa Eco has acquired adjoining land and issued an order to proceed to Acciona Windpower for the supply of 40 wind generators in order to expand capacity by 60 MW, with an estimated investment of US$147 million. On April 28, the environmental impact declaration was submitted to the Coquimbo Region Corema (regional environmental authority) for the Canela II wind farm project.

In mid January 2008, two months ahead of the original schedule, the San Isidro II plant completed the closing of the combined cycle to achieve a total capacity of 353 MW. Taking into account the first stage in open cycle in 2007 and adding this last stage in combined cycle, this implies a total investment of US$ 233 million. The advanced start-up of this plant provided an important support for the complex energy supply situation in early 2008. In 2009, once liquefied natural gas (LNG) is available in Chile, it will reach its full capacity of 377 MW.

As part of its strategy for ensuring reliable and diversified energy sources, the Company is actively taking part in the initiative promoted by the Chilean Government to diversify the energy matrix through the Quintero LNG project, with a 20% holding in the ownership of the re-gasification terminal, together with Enap, Metrogas and British Gas, the latter being the gas supplier. This project will require an estimated investment of US$1,000 million and will be operating in fast-track mode in mid 2009, and definitively in 2010.

Endesa Chile, concerned of Chile’s delicate electricity supply situation in the next few years, and in addition to the advanced start-up of the San Isidro II combined-cycle plant, began the operation with diesel in March of the No.1 unit of the Taltal plant, with an additional installed capacity of 120 MW.

Similarly, Endesa Chile submitted the environmental impact assessment for the Quintero plant, which will initially operate with diesel on open cycle until LNG becomes available, with a total capacity of 240 MW, alongside the Quintero re-regasification plant. Its start-up is planned for the first quarter of 2009. In September 2007, Endesa Chile awarded General Electric the supply of two 120 MW turbines each and, in January 2008, awarded the EpC contract to Sigdo Koppers. Total investment of the Quintero power plant amounts to US$128 million.

Regarding the development and progress of the hydroelectric project HidroAysén, in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, work has continued with the preparation of the environmental impact assessment by the international consortium comprising the companies SWECO, POCH Ambiental and EPS. In mid 2007, HidroAysén submitted the final project to the authority and local community, demonstrating the Company’s efforts to reduce the flooding surface and leaving important and emblematic fishing, tourism, landscape and environmental zones untouched. The total installed capacity of the project would be approximately 2,750 MW. HidroAysén has mandated the transmission company Transelec for the design and layout of the construction and transmission service to bring the plants’ energy to the SIC. The anti-trust court approved the form of constitution of the project management company, thus advancing a step further in its progress.

Construction works have continued and are highly advanced on the Bocamina II coal-fired plant in the town of Coronel in Chile’s Eighth’s Region. This 350 MW plant will have the latest technologies for emission reduction and its start-up is expected by mid 2010. The estimated investment amounts to US$625 million.

On April 16, 2008, the regional environmental authority of the Maule Region in Chile approved the environmental impact assessment of the Los Cóndores hydroelectric project, a pass-through power plant with a capacity of approximately 150 MW and an average annual generation of 560 GWh. This plant will use the waters of Lake Maule and will be located in the town of San Clemente, Talca. The estimated investment is US$ 180 million and its start-up is planned for late 2012. Construction works will begin toward the end of 2008.

On July 27, 2008, Endesa Eco started operating its Ojos de Agua pass-through hydroelectric plant, located approximately 100 kilometers from the city of Talca, in the valley of river Cipreses, downstream from Lake La Invernada. The investment in this 9.5 MW plant was US$ 28 million.

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant which will operate with gas from Camisea, a project that will require an investment of approximately US$ 90 million. This project will increase Edegel’s installed capacity to 1,654 MW and enable it to face the fast-growing electricity demand in the Peruvian market.

In Colombia, after the closing of the Assignment of Firm Energy Obligations process for projects coming into operation between December 2014 and November 2019, the Colombian Ministry of Mines and Energy announced in June the assignment of Emgesa’s El Quimbo hydroelectric project for meeting the country’s future energy requirements. With an estimated investment of over US$ 650 million, the project will have an installed capacity of 400 MW, will be built in the Huila, on river Magdalena, upstream from the Betania plant and start-up operations are planned for December 2014.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has contributed with an investment of US$ 160 million, which includes loans of US$ 42 million. Endesa Chile has 21% shareholding in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building two combined-cycle power plants of 800 MW each. Last March, senior Argentine authorities inaugurated the operation on open cycle of the Manuel Belgrano plant. The José de San Martín plant also started operating on open cycle and, in the first half of 2009, both plants will be operating in combined-cycle. At that moment, our companies will begin to recover their credits from the flows generated by the project through their sales contracts with MEM.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income was Ch$ 13,001 million, compared to Ch$ 18,965 million in the first half of 2007, a decrease of 31%. The lower hydraulic availability demanded a larger contribution of thermal plants using liquid fuels, which have become more expensive. Efficient production and the commercial policy has enabled Endesa Costanera to increase its operating income by Ch$ 7,340 million, reaching Ch$ 10,347 million, as a result of a 36% increase in revenues due to the 11% growth of physical sales. Nevertheless, operating expenses increased only 30%. On the other hand, El Chocón showed a reduction in its operating income from Ch$13,304 million to Ch$ 2,654 million in the first half 2008, as a consequence of a 50% decrease in physical sales, compared to the previous year, derived from the management of the water flows of river Limay and the plant’s lower operation due to the extraordinary operational framework as a consequence of dry hydrology.

Colombia’s operating income amounted to Ch$ 111,620 million in the first half of 2008, 30% higher than the same period in 2007. This improvement is mainly explained by 19% higher sales revenues following higher average sale prices through a higher charge for reliability and appreciation of the Colombian peso, and 9% greater sales volume, which reached 7,891 GWh with better hydraulic dispatch as a result of good hydrology. Operating expenses for their part rose by 8%, mainly due to higher tolls. Production increased by 9% to 6,004 GWh, showing the good performance of our operations in that country.

Endesa Chile’s Peruvian subsidiary, Edegel, reported an operating income of Ch$ 24,484 million, which represents a decrease of 32% compared to the Ch$ 35,888 million for the first half of 2007. Energy generation increased by 4% to 4,119 GWh, however revenues fell by 5%, from Ch$ 94,649 million to Ch$ 89,864 million, and operating expenses rose by 15% to Ch$ 60,507 million. The revenues decrease is mainly due to a drop on average prices of roughly 10% and partially due to a reduction in physical sales in the spot market. Higher costs are attributable to a greater variable cost of fuel for thermal generation with diesel due to maintenance works on the Camisea pipelines and increased energy purchases over the first half of 2007.

In Chile, operating income amounted to Ch$ 163,542 million, 2% higher than the Ch$ 160,864 million generated in the first half of 2007, even though operating revenues reached Ch$ 612,234 million, compared to Ch$ 450,432 million in 2007, a 36% increase. This growth was the result of a half year in which the average node price was over US$ 130/MWh (including surcharge for supplying electricity to distributors without contracts), with high spot energy prices, but which was largely offset by higher operating expenses, which increased by 57% to Ch$ 439,012 million. Notable in these higher expenses was the Ch$ 166,745 million of higher fuel and lubricant costs following the greater thermal generation with diesel oil implying high production costs in the same period, as a result, among other things, of the low hydrology until May 2008. It should be mentioned that Endesa Chile’s commercial policy has enabled it to sell at the spot market, despite its generation of 9,211 GWh, which as of the end of June 2008 represented a reduction of 4% compared to the same period 2007.

Non-Operating Income

Non-operating results in the first half of 2008 amounted to Ch$ 61,733 million, compared to a loss of Ch$ 141,351 million in the same period 2007, which positively affected the Company’s net income. The following are the main changes of our non-operating result:

Net result of investments in related companies increased by Ch$ 29,315 million in the first half of 2008 compared to the same period of 2007, basically explained by an increase of Ch$ 23,297 million from the affiliate company Endesa Brasil S.A. and of Ch$ 5,694 million from the affiliate company GasAtacama.

Net result of other non-operating income and expenses improved by Ch$ 50,369 million, mainly due to an increase of Ch$ 30,916 million from the conversion adjustment required by Technical Bulletin No.64 of the Chilean Institute of Accountants, with respect to our foreign subsidiaries, mainly Colombia and Argentina, Ch$ 10,307 million of reduced provision for tax on equity in Colombia, and Ch$ 7,558 million of reversals and lower provisions for contingencies and litigation.

Consolidated financial expenses declined by Ch$ 10,922 million, from Ch$ 99,593 million in the first half of 2007 to Ch$ 88,671 million in the first half of 2008, a reduction of 11%, mainly in Chile due to the effect of the lower average exchange rate. Financial income rose slightly from Ch$ 9,607 million in the first half of 2007 to Ch$ 9,630 million in the same period of 2008.

Price-level restatements showed a positive change of Ch$ 3,584 million, mainly due to the effect of higher inflation of 3.2% in the first half of 2008 compared to 1.9% in the same period of the previous year. This variation affects the non-monetary assets and liabilities and certain monetary ones, like bonds denominated in UF, and also the restatement of income statement accounts.

Exchange rate differences changed negatively by Ch$ 14,537 million in the first half of 2008 compared to the same period in 2007, passing from a gain of Ch$ 6,156 million as of June 2007 to a loss of Ch$ 8,381 million as of June 2008. This is mainly explained by changes in the exchange rate between both periods. In the first half of 2008, the Chilean peso depreciated against the US dollar by 5.9% compared to an appreciation of 1.0% of the Chilean peso in the same period of 2007.

Income tax and deferred taxes increased by Ch$ 6,328 million in the first half of 2008 compared to the same period of 2007. Consolidated accumulated income tax amounted to Ch$ 77,188 million, comprising a charge for income tax of Ch$ 53,545 million and Ch$ 23,643 million of deferred taxes. Accumulated income tax was Ch$ 10,517 million lower than the year before, related to a reduced taxable income, mainly in Endesa Chile, Chocón in Argentina and Edegel in Peru. Deferred taxes increased by Ch$ 16,845 million over the same period of 2007.

Financing

In June 2008 Endesa Chile signed a bank loan for US$ 400 million, of which US$ 200 million are at fix term and US$ 200 million are revolving. Both portions of the loan have a term of six years. With this, following the closing on June 30, 2008, Endesa Chile secured the refinancing of the Yankee bond issuance of equal amount, which maturity was on July 15, 2008.

During the first half of 2008, Endesa Chile also made disbursements under its revolving credit facilities for a total of US$ 57 million. The Company thus maintains as of June 30, 2008 a total amount withdrawn of US$ 273 million out of the total US$ 850 million available.

With respect to the financial activities of Endesa Chile’s consolidated foreign subsidiaries, a series of operations were carried out in 2008 to refinance short-term loans and increase the average life of the debt.

The most active foreign subsidiary in terms of debt issues was Edegel, in Peru, which made two issuances in the first half for an approximate total of US$ 20 million:

• A domestic US dollar bond was issued on January 25, 2008 for US$ 10 million, for a 20-year term and with an interest rate of 6.35% .

• A domestic bond was issued on March 7, 2008 for 28.3 million soles (approximately US$ 10 million), for a 7-year term and with an interest rate of 6.59% .

The proceeds have been used to refinance programmed maturities.

In addition, on March 25, 2008 Edegel contracted a US$ 90 million new leasing contract at an interest rate of Libor +1.75%, to finance the Santa Rosa project.

As of the end of June 2008, the consolidated financial debt of Endesa Chile amounted to US$4,327 million, 8.2% more than at the end of the same period of 2007.

On June 21, 2008 the closing of the GNL Quintero financing was signed, in which Endesa Chile holds a 20% share. This financing is a 15-year term loan for up to US$ 1,100 million.

Sustainability and Environment

In late March, Endesa Chile launched its energy efficiency policy.

In compliance with the commitment signed with the United Nations Global Compact, Endesa Chile published on April 9 its third Communication of Progress (COP).

In May, Endesa Chile published and distributed its Environmental Report 2007 with respect to Chile, reporting on the environmental management of its twenty-five electricity generating plants.

Also to be mentioned was the good position obtained in the Corporate Social Responsibility ranking organized by Fundación Prohumana and the Confederación de la Producción y Comercio and Capital magazine in the area of sustainability in Chile, as well as the highest Chilean ranking in the regional corporate governance and ethical behavior ranking of Latin Finance magazine and the prestigious consultancy Management and Excellence.

On June 16, Endesa Chile, together with eight other companies of Chile’s Eighth Region and the Universidad de Concepción, was awarded for its participation in the “River Bío-Bío basin recovery program”. This recognition was awarded by the Bío-Bío Region Corema, within the framework of the annual account and in the “Private Sector” category.

Conclusion

Despite the Chilean electricity system, as well as the Argentine system, have been operating tight during the first half of 2008, due to the necessity of generation capacity, low hydrology and high fuel costs, Endesa Chile’s operating income grew by 3.6% and Ebitda increased by a similar percentage . On the operational side of the business, positive results are mainly explained by operations in Colombia and to a lower extent, by our operations in Chile, driven by an adequate commercial policy in this country. This enables Endesa Chile to be in a good position to face the coming challenges and convert them into growth opportunities, through the numerous and diverse projects which Endesa Chile is developing in order to meet the medium and long-term energy requirements resulting from a growing energy demand. As part of our contribution to alleviate capacity constraints, the projects that would start operations in the period 2008-2010, are estimated to be 764 MW in Chile, mainly comprised by: Canela II (60 MW), Bocamina II (350 MW) and Quintero power plant on open cycle (240MW). In Peru, new capacity of 188 MW will be added to the electricity system with the expansion of Santa Rosa plant.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of June 30, 2007	As of June 30, 2008	Variance	Change

Current Assets	920,132	1,575,898	655,766	71.3%
Fixed Assets	8,597,800	8,262,374	(335,426)	(3.9%)
Other Assets	1,459,870	1,146,253	(313,617)	(21.5%)

Total Assets	10,977,802	10,984,525	6,723	0.1%

Table 2.1

Assets (Million Ch$)	As of June 30, 2007	As of June 30, 2008	Variance	Change

Current Assets	484,036	829,001	344,965	71.3%
Fixed Assets	4,522,873	4,346,422	(176,451)	(3.9%)
Other Assets	767,965	602,986	(164,978)	(21.5%)

Total Assets	5,774,873	5,778,409	3,536	0.1%

As of June 30, 2008 the Company’s total assets show an increase of Ch$ 3,536 million compared to the same period of the year before:

Current assets increased by Ch$ 344,966 million, mainly explained by an increase in notes and accounts receivable from related companies of Ch$ 163,763 million, principally the transfer from long to short term of accounts receivable from the affiliate company Atacama Finance Co. and notes receivable from the affiliate GNL Quintero S.A., increase in inventories and recoverable taxes of Ch$ 64,233 million, basically fuels and VAT credits, increase in trade accounts receivable of Ch$ 64,995 million, increase in cash and banks of Ch$ 42,435 million, and an increase in other current assets of Ch$ 16,392 million, basically securities held under repurchase agreements. This was partially offset by reductions in sundry debtors of Ch$ 7,145 million.

Fixed assets show a decrease of Ch$ 176,451 million, mainly explained by the depreciation of fixed assets for a year of Ch$ 204,148 million, sales of Ch$ 838 million and the effect of the real exchange rate on fixed assets of foreign subsidiaries of Ch$199,195 million approximately, using the methodology of keeping non-monetary assets in US dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants, partially offset by acquisitions of fixed assets in the year of Ch$ 228,000 million.

Other assets show a decrease of Ch$ 164,979 million, basically explained by a reduction in investments in related companies of Ch$ 69,757 million, mainly the affiliate companies GasAtacama and Endesa Brasil S.A., a reduction in notes and accounts receivable from related companies of Ch$ 97,557 million, mainly the transfer to short term of accounts receivable from the affiliate Atacama Finance Co., other assets by Ch$ 8,880 million, basically amortization of the discount on bond placements and deferred costs and the transfer to short term of recoverable taxes of El Chocón, partially offset by an increase in long-term debtors of Ch$ 5,807 million, mainly the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina, plus a reduction in negative goodwill of Ch$ 9,037 million.

Table 3

Liabilities (Thousand US$) (1)	As of June 30, 2007	As of June 30, 2008	Variance	Change

Current liabilities	879,636	1,869,063	989,427	112.5%
Long-term liabilities	4,511,930	3,568,430	(943,500)	(20.9%)
Minority interest	1,874,009	1,770,523	(103,486)	(5.5%)
Equity	3,712,228	3,776,509	64,282	1.7%

Total Liabilities	10,977,802	10,984,525	6,723	0.1%

Table 3.1

Liabilities (Million Ch$)	As of June 30, 2007	As of June 30, 2008	Variance	Change

Current liabilities	462,732	983,220	520,488	112.5%
Long-term liabilities	2,373,501	1,877,172	(496,328)	(20.9%)
Minority interest	985,823	931,384	(54,439)	(5.5%)
Equity	1,952,817	1,986,633	33,815	1.7%

Total Liabilities	5,774,873	5,778,409	3,536	0.1%

Current liabilities rose by Ch$ 520,488 million, mainly due to an increase in bonds payable of Ch$ 534,029 million, principally related to the transfer from net of payments long term of bonds of Endesa Chile and Edegel S.A.; an increase in notes and accounts payable to related companies of Ch$ 2,298 million, an increase in accounts payable and other current liabilities of Ch$ 8,054 million, basically larger purchases of energy and fuels and swap transactions, and an increase in dividends payable of Ch$ 23,378 million. This was partially offset by a reduction in bank borrowings of Ch$ 18,212 million, mainly repayments made by the subsidiaries Edegel and Emgesa, and a reduction in sundry creditors of Ch$ 32,256 million, basically the repayment of leases by Edegel and capital taxes in Emgesa.

Long-term liabilities declined by Ch$ 496,329 million, mainly due to a reduction in bonds payable of Ch$ 632,540 million, mainly explained by transfers to short term of Endesa Chile and Edegel net of new issues by Edegel, and the effect of the exchange rate, net of inflation on bonds in dollars. This was partially offset by increases in deferred taxes of Ch$ 33,693 million and an increase in bank borrowings of Ch$ 109,500 million, basically in Endesa Chile.

The minority interest fell by Ch$ 54,439 million, equivalent to 5.5%, mainly due to reductions in the shareholders’ equity of companies as a consequence of dividend payments, capital reductions and the effect of the US dollar-Chilean peso exchange rate.

Shareholders’ equity increased by Ch$ 33,816 million over June 2007. This is mainly explained by the increase in retained earnings of Ch$ 83,078 million and the increase in the net income for the period of Ch$ 67,609 million, partially offset by a reduction in other reserves of Ch$ 115,070 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	407,053	630,901	99,726	202,115	18,892	1,425,947	2,784,632

Endesa Chile (*)	407,053	630,901	99,726	202,115	18,892	1,425,947	2,784,632

Argentina	44,344	85,955	69,828	80,964	24,066	11,256	316,413

Costanera	32,677	62,621	46,495	39,297	24,066	11,256	216,413
Chocón	11,667	23,333	23,333	41,667			100,000

Peru	66,042	88,791	44,830	70,200	74,340	128,141	472,345

Edegel	66,042	88,791	44,830	70,200	74,340	128,141	472,345

Colombia		165,515	0	208,006	158,609	221,555	753,687

Emgesa		165,515	0	208,006	158,609	221,555	753,687

TOTAL	517,439	971,162	214,384	561,285	275,907	1,786,899	4,327,076

Table 4.1

(Million Ch$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	214,130	331,885	52,461	106,322	9,938	750,119	1,464,856

Endesa Chile (*)	214,130	331,885	52,461	106,322	9,938	750,119	1,464,856

Argentina	23,327	45,216	36,733	42,591	12,660	5,921	166,449

Costanera	17,190	32,942	24,458	20,672	12,660	5,921	113,844
Chocón	6,137	12,275	12,275	21,919			52,605

Peru	34,742	46,708	23,583	36,929	39,106	67,409	248,477

Edegel	34,742	46,708	23,583	36,929	39,106	67,409	248,477

Colombia		87,069		109,422	83,436	116,549	396,477

Emgesa		87,069		109,422	83,436	116,549	396,477

TOTAL	272,199	510,880	112,777	295,264	145,141	939,998	2,276,258

(*) Includes: Endesa Chile, Pangue and Celta.
(*) Includes excersice in 2009 of put option of Yankee Bond for US$ 220 million.

Table 5

Indicator	Unit	As of June 30, 2007	As of June 30, 2008	Change

Liquidity	Times	1.05	0.84	(20.0%)
Acid ratio test (*)	Times	0.93	0.71	(23.7%)
Leverage (**)	Times	0.97	0.98	1.0%
Short-term debt	%	16.3	34.4	110.6%
Long-term debt	%	83.7	65.6	(21.6%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio as of June 2008 was 0.84:1, a decrease of 20% compared to June 2007. The acid test ratio was 0.71:1, a decrease of 23.7% compared to June 2007, mainly explained by the increase in bonds payable which matured in July 15, 2008.

The debt ratio as of June 2008 was 1.44:1, a decrease of 0.7% compared to the same period of the previous year.

Consolidated Balance Sheet (Chilean GAAP)

Table 6

	Million Ch$		Thousand US$
ASSETS

	As of June 30,	As of June 30,	As of June 30,	As of June 30,
	2007	2008	2007	2008

CURRENT ASSETS
Cash	9,633	30,672	18,311	58,305
Time Deposits	102,622	124,019	195,081	235,756
Marketable Securities	9,814	10,722	18,657	20,381
Accounts Receivable, net	182,722	247,717	347,347	470,899
Notes receivable	-	-	-	-
Other accounts receivable	64,840	57,695	123,259	109,676
Amounts due from related companies	62,371	226,134	118,565	429,871
Inventories, net	31,054	37,801	59,033	71,859
Income taxes recoverable	14,081	71,567	26,768	136,046
Prepaid expenses	2,642	2,171	5,023	4,127
Deferred taxes	3,541	3,398	6,732	6,460
Other current assets	714	17,106	1,357	32,517

Total currrent assets	484,036	829,001	920,132	1,575,898

PROPERTY, PLANT AND EQUIPMENT
Property	56,528	55,121	107,458	104,783
Buildings and Infrastructure	6,195,234	6,164,105	11,776,892	11,717,717
Plant and equipment	1,288,324	1,213,261	2,449,052	2,306,360
Other assets	216,390	232,014	411,350	441,050
Technical appraisal	13,237	13,257	25,163	25,202
Sub - Total	7,769,713	7,677,759	14,769,914	14,595,112
Accumulated depreciation	(3,246,840)	(3,331,337)	(6,172,114)	(6,332,738)

Total property, plant and equipment	4,522,873	4,346,422	8,597,800	8,262,374

OTHER ASSETS
Investments in related companies	557,913	488,156	1,060,570	927,965
Investments in other companies	4,353	4,190	8,274	7,966
Positive Goodwill	11,572	9,821	21,998	18,670
Negative goodwill	(45,809)	(36,771)	(87,080)	(69,901)
Long-term receivables	85,840	91,647	163,179	174,217
Amounts due from related companies	97,557	-	185,452	-
Intangibles	27,940	27,027	53,113	51,377
Accumulated amortization	(10,406)	(11,208)	(19,781)	(21,305)
Others	39,004	30,124	74,144	57,264

Total other assets	767,965	602,986	1,459,870	1,146,253

TOTAL ASSETS	5,774,873	5,778,409	10,977,802	10,984,525

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

	Million Ch$		Thousand US$
LIABILITIES AND SHAREHOLDERS' EQUITY

	As of June 30,	As of June 30,	As of June 30,	As of June 30,
	2007	2008	2007	2008

CURRENT LIABILITIES
Short term debt due to banks and financial institutions	20,356	13,507	38,697	25,676
Current portion of long-term debt	76,034	64,671	144,538	122,937
Notes Payable	-	-	-	-
Current portions of bonds payable	62,709	596,738	119,207	1,134,375
Current portion of other long-term debt	29,036	28,825	55,196	54,795
Dividends payable	1,803	25,181	3,427	47,867
Accounts payable and accrued expenses	151,958	155,988	288,866	296,527
Miscellaneous payables	49,576	17,320	94,243	32,925
Amounts payable to related companies	7,959	10,257	15,130	19,498
Provisions	26,940	20,505	51,212	38,980
Withholdings	15,973	19,012	30,365	36,141
Income Tax	13,427	15,876	25,525	30,179
Deferred Income	5,047	9,404	9,595	17,877
Deferred Taxes	-	-	-	-
Other current liabilities	1,912	5,937	3,635	11,287

Total current liabilities	462,732	983,220	879,636	1,869,063

LONG-TERM LIABILITIES
Due to banks and financial institutions	329,514	439,014	626,394	834,549
Bonds payable	1,665,840	1,033,299	3,166,695	1,964,260
Due to other institutions	65,336	62,108	124,201	118,065
Accounts payable	94,658	96,405	179,940	183,261
Amounts payable to related companies	-	-	-	-
Accrued expenses	35,728	32,875	67,918	62,493
Deferred taxes	151,841	185,534	288,643	352,693
Other long-Term liabilities	30,584	27,938	58,139	53,109

Total Long-term liabilities	2,373,501	1,877,172	4,511,930	3,568,430

Minority interest	985,823	931,384	1,874,009	1,770,523

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,239,957	1,222,878	2,357,109	2,324,642
Capital revaluation reserve	23,559	39,132	44,785	74,389
Additional paid-in capital-share premium	247,854	247,559	471,161	470,600
Other reserves	(48,979)	(164,049)	(93,107)	(311,850)
Total Capital and Reserves	1,462,392	1,345,520	2,779,948	2,557,780

Retained Earnings
Retained earnings	422,773	505,851	803,675	961,603
Net Income	67,652	135,261	128,604	257,126
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	490,426	641,113	932,279	1,218,729

Total Shareholders' Equity	1,952,817	1,986,633	3,712,228	3,776,509

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,774,873	5,778,409	10,977,802	10,984,525

Consolidated Balance Sheet (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	1st Half 2007	1st Half 2008	Variance	Change

Operating	467,908	514,341	46,434	9.9%
Financing	(260,761)	(97,181)	163,580	62.7%
Investment	(304,799)	(281,537)	23,262	7.6%

Net cash flow of the period	(97,652)	135,623	233,275	238.9%

Table 7.1

Effective Cash Flow (Million Ch$)	1st Half 2007	1st Half 2008	Variance	Change

Operating	246,143	270,569	24,426	9.9%
Financing	(137,173)	(51,122)	86,051	62.7%
Investment	(160,339)	(148,102)	12,237	7.6%

Net cash flow of the period	(51,370)	71,345	122,714	238.9%

Main aspects to the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of Ch$ 270,569 million, an increase of 9.9% compared to June 2007. This is mainly composed of the net income for the period of Ch$ 135,261 million, plus charges to income not representing net cash flows of Ch$ 84,519 million, changes in assets affecting cash flow of (Ch$ 83,276) million, changes in liabilities affecting cash flow of Ch$ 92,405 million, loss on the sale of assets of Ch$ 37 million, and minority interest of Ch$ 41,623 million.

b) Financing activities generated a negative cash flow of Ch$ 51,122 million as of June 2008, an increase of 62.7% compared to June 2007. This mainly consisted of the drawing of loans and bonds for Ch$ 179,778 million and loans received from related companies of Ch$ 840 million. This was offset by the repayment of loans and bonds of Ch$ 85,770 million, the dividend payment of Ch$ 145,599 million and other disbursements of Ch$ 371 million.

c) Investment activities generated a negative flow of Ch$ 148,102 million, mainly explained by acquisitions of fixed assets of Ch$ 118,128 million, documented loans to related companies of Ch$ 27,537 million, permanent investments of Ch$ 8,858 million and other investment disbursements of Ch$ 1,424 million, offset by fixed asset sales proceeds of Ch$ 310 million and sales of permanent investments and other investment income of Ch$ 7,535 million.

Consolidated Cash Flow from Foreign Operations (Chilean GAAP)

Table 8

Cash Flow
(Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Jun. 2007	As of Jun. 2008	As of Jun. 2007	As of Jun. 2008	As of Jun. 2007	As of Jun. 2008	As of Jun. 2007	As of Jun. 2008	As of Jun. 2007	As of Jun. 2008	As of Jun. 2007	As of Jun. 2008

Argentina		323.7	10,814.5	334.2					1,571.3	739.0	12,385.8	1,396.9
Peru			2,927.0	6,306.2							2,927.0	6,306.2
Brazil			32,360.0	30,688.8							32,360.0	30,688.8
Colombia				21,527.3								21,527.3

Total		323.7	46,101.5	58,856.5					1,571.3	739.0	47,672.8	59,919.2

(1) The figures are expressed at exchange rate of Ch$ 526.05 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	67,652	135,261	128,604	257,126

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(215)	37	(410)	71
(Profit) loss in sale of investments	-	-	-	-
Charges (credits) which do not represent cash flows:	132,990	84,519	252,808	160,668
Depreciation	102,163	105,255	194,208	200,086
Amortization of intangibles	595	911	1,131	1,732
Write-offs and provisions	-	182	-	346
Amortization of positive goodwill	477	535	907	1,017
Amortization of negative goodwill (less)	(2,480)	(2,404)	(4,714)	(4,570)
Accrued profit from related companies (less)	(18,160)	(44,354)	(34,521)	(84,315)
Accrued loss from related companies	3,888	767	7,391	1,459
Net, price-level restatement	(1,250)	(4,833)	(2,376)	(9,188)
Net exchange difference	(6,156)	8,381	(11,703)	15,931
Other credits which do not represent cash flow (less)	(30)	(3,729)	(57)	(7,089)
Other charges which do not represent cash flow	53,942	23,809	102,542	45,259
Assets variations which affect cash flow:	(88,816)	(83,276)	(168,835)	(158,305)
Decrease (increase) in receivable accounts	(68,830)	9,658	(130,843)	18,359
Decrease (increase) in inventories	(7,904)	16,337	(15,026)	31,057
Decrease (increase) in other assets	(12,082)	(109,271)	(22,967)	(207,720)
Liabilities variations which affect cash flow:	109,361	92,405	207,891	175,658
Accounts payable related to operating results	95,231	71,281	181,029	135,503
Interest payable	(5,544)	(3,653)	(10,539)	(6,943)
Income tax payable	10,741	45,525	20,418	86,541
Accounts payable related to non operating results	13,051	(2,070)	24,809	(3,935)
Accrued expenses and withholdings	(4,117)	(18,679)	(7,827)	(35,507)
Minority Interest	25,171	41,623	47,849	79,124

Net Positive Cash Flow Originated from Operating Activities	246,143	270,569	467,908	514,341

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	81,636	169,097	155,187	321,446
Proceeds from debt issuance	146,334	10,682	278,174	20,306
Proceeds from loans obtained from related companies	41	839	78	1,596
Capital distribution	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(138,363)	(145,599)	(263,022)	(276,779)
Loans, debt amortization (less)	(111,333)	(70,790)	(211,639)	(134,569)
Issuance debt amortization(less)	(115,446)	(14,980)	(219,459)	(28,476)
Amortization of loans obtained from related companies	-	-	-	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(43)	(371)	(81)	(705)

Net Cash Flow Originated from Financing Activities	(137,173)	(51,122)	(260,761)	(97,181)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	2,668	310	5,073	588
Sale of related companies	-	7,532	-	14,319
Sale of other investments	-	-	-	-
Collection upon loans to related companies	-	-	-	-
Other income on investments	-	2	-	4
Additions to fixed assets (less)	(105,807)	(118,128)	(201,135)	(224,556)
Investments in related companies (less)	(35,442)	(8,858)	(67,373)	(16,839)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(21,759)	(27,537)	(41,363)	(52,347)
Other investment disbursements(less)	-	(1,424)	-	(2,706)

Net Cash Flow Originated from Investment activities	(160,339)	(148,102)	(304,799)	(281,537)

Net Positive Cash Flow for the period	(51,370)	71,345	(97,652)	135,623

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	861	5,312	1,637	10,098
NET VARIATION OF CASH AND CASH EQUIVALENT	(50,509)	76,657	(96,015)	145,721
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	172,572	104,216	328,052	198,111

FINAL BALANCE OF CASH AND CASH EQUIVALENT	122,063	180,873	232,037	343,832

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

  On May 25, Enarsa began injections of liquefied natural gas (LNG) through re-gasification ships from Trinidad and Tobago to Bahía Blanca. The total additional injection was up to 8.5 million cubic meters a day (MMm3/d) of additional natural gas for the country.

  On May 20, the 2nd unit of the Manuel Belgrano plant started up its operations in open cycle. It will contribute 275 MW to the grid with the possibility of generating with gas and gas-oil.

  Between May and June, Argentina has received energy injections from Brazil through the interconnection in Garabí for a total of 1,111 GWh, of this 601.3 GWh is thermal generated. 105 GWh was redirected to Uruguay and the remaining hydro generated 405 GWh should return to the Brazilian system by November.

CHILE

  The CNE published the node prices for the SIC for the price-setting of April 2008, which are US$ 102.17/MWh in energy and US$ 118.28/MWh monomic for the Alto Jahuel 220 node, representing increases in dollar terms of 15% and 14% respectively. The surcharge corresponding to RM88 was set at US$ 19.08/MWh. In Chilean pesos, the amounts are Ch$ 45.3/kWh in energy and Ch$ 52.4/kWh monomic (compared to the price setting in October 2007, decreases are 1.4% in energy and of 2.6% monomic). On the SING, the prices were US$ 103.6/MWh in energy and US$ 115.9/MWh monomic for the Crucero 220 node.

  The environmental impact study was approved of Endesa Chile’s Los Cóndores hydroelectric project, which will have an installed capacity of 150 MW and use the waters of the lake Maule.

  On June 27, the 9.5 MW mini hydroelectric plant owned by Endesa Eco, Ojos de Agua, started its commercial operation. It will contribute energy to the SIC as a CDM project.

COLOMBIA

  On April 24, unit 2 of the Cartagena plant of Emgesa declared its commercial operation. The plant thus increases its capacity from 142 MW to 208 MW, finally remaining with three operating units. Unit 2 has been out of operation since mid 2006 in order to carry out repowering work.

PERU

  The new bar tariff, applicable from May 1, showed US$ 31.86/MWh in energy and US$ US$ 40.61/MWh monomic. On June 22, a resolution amended the bar price following appeals made by some participants. The price was corrected upward, in soles, by adjustments to the forecast of demand and contribution of hydroelectric plants of Electroandes. The bar price was finally set at US$ 33.31/MWh in energy and US$42.06/MWh monomic, a 7.1% increase over the tariff in April 2008 and 12.3% higher than the tariff indicated for the setting in May 2007.

  The daily supply of natural gas from Camisea is being cut back by the transportation concession-holder (TGP) as the present capacity of the pipeline has been saturated. For the electricity sector, whose 70% of the generating capacity, has to operate with diesel-fired thermal units triggering to an increase in the spot market prices in May and June.

MARKET RISK ANALYSIS

ARGENTINA

  Hydrological risk: The Chocón reservoir ended the half year with a water level of 371.55 msl. Flows in the Limay (Chocón) basin were around 81% of the historical average for June, thus continuing to be a dry condition for the Comahue basin.

  Variation in demand: Domestic energy demand grew by 3.1% in the first half of 2008 compared to the same period last year.

CHILE

  Hydrological risk: So far in this hydrological year, the system represents a normal-wet type of hydrology with contributions with a probability of excess of 34.8% . As of June 30, the reservoirs level represents approximately 4,440 GWh of energy equivalent.

  Variation in demand: Demand decreased near 1.1% in the SIC and increased 2.1% in the SING as of June 30, 2008 compared to the same period last year.

COLOMBIA

  Hydrological risk: The total flows on the SIN in the first half of 2008 were 113% of the historic average (wet hydrology). For Guavio, the tributaries for the same period were 79.6% (dry condition) and for Betania were 115% (wet hydrology).

  Variation in demand: Demand increased near 2.1% in the first half of 2008 compared to the same period last year.

PERU

  Hydrological risk: Edegel’s total volume stored in lakes and reservoirs as of June 2008 reached approximately 237 MMm3, which represents 83% of total capacity. Flows in the Rimac basin in the second quarter were 85% of average (semi-dry condition). On the rivers Tulumayo and Tarma, the flows were 80% (dry) and 81% (semi-dry) of average, respectively.

  Variation in demand: Demand increased by 10.1% in the first half of 2008 versus the same period of the previous year.

ANALYSIS OF EXCHANGE AND INTEREST RATE RISKS

The Company has a considerable percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. On the other hand, the markets in which the foreign subsidiaries operate show a lower indexation to the dollar than in Chile, thus having a higher portion of this financing in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to minimize fluctuations in its results caused by exchange rate variations. Considering the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are undertaken.

As of June 30, 2008, the Company has hedged US$ 125 million through dollar-peso swap and dollar-peso forward contracts in Chile in consolidated terms. This figure is the same as the one at the end of June 2007.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 76% / 24% as of June 30, 2008. The percentage at fixed rates has reduced marginally from the 82% / 18% fixed / variable percentages at the same date in 2007, thus reducing the interest-rate fluctuation risk.

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 10

1st Half 2008	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	4,638.5	700.7	5,339.2	9,211.3	6,004.4	4,119.1	15,462.8	24,674.0

Hydro generation	-	700.7	700.7	5,320.0	5,689.6	2,374.7	8,765.0	14,085.1

Thermo generation	4,638.5	-	4,638.5	3,878.8	314.9	1,744.3	6,697.7	10,576.5

Wind generation	-	-	-	12.5	-	-	-	12.5

Purchases	43.1	366.1	409.1	209.0	1,980.0	167.1	2,556.3	2,765.3

Purchases to related companies	-	-	-	2,487.7	-	-	-	2,487.7

Purchases to other generators	-	-	-	168.0	450.7	-	450.7	618.7

Purchases at spot	43.1	366.1	409.1	41.0	1,529.4	167.1	2,105.6	2,146.6

Transmission losses, pump and other consumption	42.7	-	42.7	192.9	93.8	92.3	228.8	421.8

Total electricity sales	4,638.8	1,066.8	5,705.6	9,227.1	7,890.6	4,194.0	17,790.2	27,017.4

Sales at regulated prices	-	-	-	5,824.5	4,180.9	1,781.9	5,962.8	11,787.3

Sales at unregulated prices	537.9	680.6	1,218.5	2,465.0	1,214.1	2,256.2	4,688.8	7,153.8

Sales at spot marginal cost	4,101.0	386.2	4,487.1	937.6	2,495.7	155.8	7,138.6	8,076.3

Sales to related companies generators	-	-	-	2,487.4	-	-	-	2,487.4

TOTAL SALES OF THE SYSTEM	52,773.2	52,773.2	52,773.2	26,300.4	36,279.7	13,297.9

Market Share on total sales (%)	8.8%	2.0%	10.8%	35.1%	21.7%	31.5%

1st Half 2007	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	4,170.4	2,035.0	6,205.4	9,557.3	5,513.4	3,960.2	15,679.0	25,236.3

Hydro generation	-	2,035.0	2,035.0	7,025.2	5,245.0	2,520.8	9,800.8	16,825.9

Thermo generation	4,170.4	-	4,170.4	2,532.1	268.4	1,439.5	5,878.3	8,410.4

Wind generation	-	-	-	-	-	-	-	-

Purchases	54.8	110.0	164.8	549.4	1,778.4	86.5	2,029.7	2,579.0

Purchases to related companies	-	-	-	3,185.9	-	-	-	3,185.9

Purchases to other generators	-	-	-	442.7	397.6	-	397.6	840.2

Purchases at spot	54.8	110.0	164.8	106.7	1,380.9	86.5	1,632.1	1,738.8

Transmission losses, pump and other consumption	36.7	-	36.7	404.2	65.5	90.1	192.3	596.5

Total electricity sales	4,188.5	2,145.0	6,333.5	9,701.8	7,226.3	3,956.7	17,516.4	27,218.2

Sales at regulated prices	-	-	-	5,731.5	3,481.3	1,615.9	5,097.2	10,828.7

Sales at unregulated prices	473.5	673.8	1,147.3	2,687.6	1,209.8	1,953.2	4,310.3	6,997.8

Sales at spot marginal cost	3,715.0	1,471.2	5,186.2	1,282.7	2,535.2	387.6	8,108.9	9,391.7

Sales to related companies generators	-	-	-	3,186.2	-	-	-	3,186.2

TOTAL SALES OF THE SYSTEM	51,190.5	51,190.5	51,190.5	26,362.1	35,476.1	12,052.4

Market Share on total sales (%)	8.2%	4.2%	12.4%	36.8%	20.4%	32.8%

Business Information in Chilean Operations Main Operating Figures in GWh

Table 10.1

1st Half 2008	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	7,277.8	1,397.3	8,675.0	536.2	9,211.3

Hydro generation	3,922.8	1,397.3	5,320.0	-	5,320.0

Thermo generation	3,342.5	-	3,342.5	536.2	3,878.8

Wind generation	12.5	-	12.5	-	12.5

Purchases	2,655.7	41.0	209.0	-	209.0

Purchases to related companies	2,487.7	-	2,487.7	-	2,487.7

Purchases to other generators	168.0	-	168.0	-	168.0

Purchases at spot	-	41.0	41.0	-	41.0

Transmission losses, pump and other consumption	185.4	6.4	191.9	1.1	192.9

Total electricity sales	9,747.6	1,431.8	8,691.9	535.2	9,227.1

Sales at regulated prices	5,649.1	175.4	5,824.5	-	5,824.5

Sales at unregulated prices	1,948.5	75.2	2,023.7	441.2	2,465.0

Sales at spot marginal cost	406.3	437.4	843.7	93.9	937.6

Sales to related companies generators	1,743.6	743.8	2,487.4	-	2,487.4

TOTAL SALES OF THE SYSTEM	19,847.2	19,847.2	19,847.2	6,453.2	26,300.4

Market Share on total sales (%)	40.3%	3.5%	43.8%	8.3%	35.1%

1st Half 2007	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	7,512.6	1,626.1	9,138.6	418.6	9,557.3

Hydro generation	5,399.1	1,626.1	7,025.2	-	7,025.2

Thermo generation	2,113.5	-	2,113.5	418.6	2,532.1

Wind generation	-	-	-	-	-

Purchases	3,628.5	-	442.7	106.7	549.4

Purchases to related companies	3,185.9	-	3,185.9	-	3,185.9

Purchases to other generators	442.7	-	442.7	-	442.7

Purchases at spot	-	-	-	106.7	106.7

Transmission losses, pump and other consumption	392.1	6.8	398.8	5.4	404.2

Total electricity sales	10,748.7	1,619.3	9,181.9	519.9	9,701.8

Sales at regulated prices	5,634.8	96.7	5,731.5	-	5,731.5

Sales at unregulated prices	2,122.6	74.4	2,196.9	490.7	2,687.6

Sales at spot marginal cost	688.1	565.4	1,253.5	29.2	1,282.7

Sales to related companies generators	2,303.3	882.9	3,186.2	-	3,186.2

TOTAL SALES OF THE SYSTEM	20,040.9	20,040.9	20,040.9	6,321.2	26,362.1

Market Share on total sales (%)	42.1%	3.7%	45.8%	8.2%	36.8%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$
	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	% Var.

OPERATING REVENUES	859,530	1,074,659	1,633,931	2,042,884	25.0%

Energy sales revenues:	836,109	1,047,056	1,589,409	1,990,412	25.2%

Endesa Chile and subs. in Chile	427,967	585,514	813,549	1,113,039	36.8%
Costanera	105,998	144,145	201,498	274,014	36.0%
Chocón	33,205	20,730	63,121	39,407	(37.6%)
Emgesa	174,961	207,373	332,593	394,208	18.5%
Edegel	93,978	89,294	178,649	169,744	(5.0%)

Other revenues:	23,421	27,603	44,522	52,472	17.9%

Endesa Chile and subs. in Chile	22,465	26,719	42,705	50,792	18.9%
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	285	314	542	596	9.9%
Edegel	671	570	1,276	1,084	(15.0%)

OPERATING EXPENSES	536,398	741,692	1,019,671	1,409,927	38.3%

Fixed Costs:	46,195	48,322	87,815	91,859	4.6%

Endesa Chile and subs. in Chile	23,083	24,551	43,880	46,670	6.4%
Consolidation adjustments
of foreign subsidiaries	(585)	(688)	(1,112)	(1,309)	(17.6%)
Costanera	5,144	6,094	9,778	11,585	18.5%
Chocón	1,414	1,374	2,687	2,611	(2.8%)
Emgesa	8,954	10,005	17,021	19,019	11.7%
Edegel	8,186	6,987	15,561	13,283	(14.6%)

Depreciation and Amortization:	102,415	105,796	194,688	201,113	3.3%

Endesa Chile and subs. in Chile	47,366	49,424	90,042	93,954	4.3%
Costanera	11,995	15,450	22,802	29,369	28.8%
Chocón	6,891	6,332	13,099	12,037	(8.1%)
Emgesa	18,013	17,273	34,243	32,836	(4.1%)
Edegel	18,150	17,316	34,502	32,917	(4.6%)

Variable Costs:	387,788	587,574	737,169	1,116,955	51.5%

Costanera	84,641	110,691	160,899	210,419	30.8%
Chocón	8,381	9,739	15,932	18,513	16.2%
Emgesa	59,454	65,905	113,019	125,282	10.9%
Edegel	26,386	36,203	50,160	68,820	37.2%
Fuels and Lubricants in Chile	110,905	277,650	210,826	527,801	150.3%
Energy purchases in Chile	30,129	30,332	57,274	57,659	0.7%
Other variable costs in Chile	67,892	57,055	129,059	108,460	(16.0%)

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the subsidiaries in Argentina and the Colombian subsidiary Betania in 2007.

Endesa Chile’s Operating Income breakdown by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$
	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	% Var.

OPERATING REVENUES	859,530	1,074,659	1,633,931	2,042,884	25.0%

Endesa Chile and subs. in Chile	450,432	612,234	856,253	1,163,832	35.9%
Consolidation adjustments of foreign subsidiaries	-	-	-	-
Costanera	105,998	144,145	201,498	274,014	36.0%
Chocón	33,205	20,730	63,121	39,407	(37.6%)
Emgesa	175,246	207,687	333,135	394,804	18.5%
Edegel	94,649	89,864	179,924	170,827	(5.1%)

OPERATING EXPENSES	536,398	741,692	1,019,671	1,409,927	38.3%

Endesa Chile and subs. in Chile	279,375	439,012	531,081	834,545	57.1%
Consolidation adjustments of foreign subsidiaries	(585)	(688)	(1,112)	(1,309)	(17.6%)
Costanera	101,779	132,235	193,478	251,373	29.9%
Chocón	16,685	17,444	31,718	33,161	4.5%
Emgesa	86,421	93,183	164,283	177,137	7.8%
Edegel	52,723	60,507	100,223	115,021	14.8%

GROSS INCOME	323,132	332,967	614,260	632,957	3.0%

Endesa Chile and subs. in Chile	171,057	173,221	325,172	329,287	1.3%
Consolidation adjustments of foreign subsidiaries	585	688	1,112	1,309	17.6%
Costanera	4,219	11,910	8,020	22,641	182.3%
Chocón	16,519	3,286	31,403	6,246	(80.1%)
Emgesa	88,825	114,504	168,852	217,667	28.9%
Edegel	41,927	29,357	79,701	55,807	(30.0%)

GENERAL AND ADMINISTRATIVE COSTS	20,577	19,566	39,116	37,193	(4.9%)

Endesa Chile and subs. in Chile	10,192	9,680	19,376	18,401	(5.0%)
Consolidation adjustments of foreign subsidiaries	(69)	(66)	(132)	(126)	4.5%
Costanera	1,212	1,563	2,304	2,971	29.0%
Chocón	562	632	1,068	1,201	12.5%
Emgesa	2,642	2,884	5,021	5,482	9.2%
Edegel	6,039	4,874	11,480	9,265	(19.3%)

OPERATING INCOME	302,554	313,401	575,144	595,763	3.6%

Endesa Chile and subs. in Chile	160,864	163,542	305,797	310,886	1.7%
Consolidation adjustments of foreign subsidiaries	655	755	1,244	1,435	15.3%
Costanera	3,007	10,347	5,716	19,670	244.1%
Chocón	15,958	2,654	30,335	5,045	(83.4%)
Emgesa	86,183	111,620	163,831	212,185	29.5%
Edegel	35,888	24,484	68,221	46,542	(31.8%)

INTERNATIONAL GENERATOR CONTRIBUTION	141,690	149,860	269,347	284,877	5.8%

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the subsidiaries in Argentina and the Colombian subsidiary Betania in 2007.

Endesa Chile’s Ownership Structure, as of June 30, 2008 Total Shareholders: 20,287. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	19.97%
ADRs	4.89%
Individuals	4.47%
Others	10.69%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2008, on Friday, August 1, 2008, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 70, international.
Dial-In number: 1 (888) 713 42 18

Passcode I.D.: 12882588

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 10041673

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PYVLJMEBE

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: July 31, 2008